CHANTICLEER HOLDINGS, INC.
11220 Elm Lane, Suite 203
Charlotte, North Carolina 28277

September 4, 2009

United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attn:  David R. Humphrey, Branch Chief

Re:	Chanticleer Holdings, Inc. (the “Company”) Form 10-K for the year ended December 31, 2008 File Number 814-00709

Dear Mr. Humphrey:

We are in receipt of your letter of August 21, 2009.

We do plan to amend our December 31, 2008 Form 10-K, our March 31, 2009 Form 10-Q and our June 30, 2009 Form 10-Q, as required.  We do feel it prudent to complete this process so we are only making one amendment, rather than several.  We currently plan to file the December 31, 2008 Form 10-K/A and the March 31, 2009 Form 10-Q/A by approximately September 9, 2009.

Following are our responses to your additional comments:

Form 10-K (fiscal year ended December 31, 2008)

Management's Discussion and Analysis

Results of Operations, page 11

1.
We have reviewed your response to our prior comment 3.  Please confirm to us that your response represented the form of the future filing disclosure.  In addition, we note from your response that you held 342,814 shares of stock of Syzygy Entertainment, Ltd., a related party.  Please confirm to us that the carrying value of these shares was $77,138 (and/or was included within this balance) as disclosed in your response to our prior comment 10, and such amount is reflected in Note 4, Investments, to your financial statements under the subheading "Available for sale securities" at December 31, 2008.  The notes to the financial statements should separately identify and disclose this as a related party investment.

Response:

a.	Pursuant to your request, we confirm that our future revenue disclosure will be in a form similar to that included in our response to your prior comment 3.
b.
We owned a total of 642,814 shares of Syzygy Entertainment, Ltd. at December 31, 2008 which we valued at a total of $77,138.  This amount is included in the subheading "Available for sale securities" of Note 4 to our Form 10-K dated December 31, 2008.

c.
We also need to expand future disclosure to include the Company's total ownership of Syzygy Entertainment, Ltd. in the related party footnote, although, Mr. Pruitt has ceased involvement with Syzygy since his June 1, 2009 resignation as CFO and a Director.  The investment represents approximately 1.5% of the outstanding stock of Syzygy.

2.	As a related matter, if you owned more than 342,814 shares as of December 31, 2008, please state the number of shares held and explain how and when they were acquired.

Response:

As noted in b above, we owned a total of 642,814 shares of Syzygy Entertainment, Ltd. at December 31, 2008.  As previously noted in our response to your prior comment 3, we acquired 342,814 shares for management services.  The additional 300,000 shares were contributed by Mr. Pruitt as disclosed in Note 9 of the Annual Report included in our December 31, 2008 Form 10-K.

Asset Impairment and Equity in Earnings (Losses) of Investments, page 12

3.
We have reviewed your response to our prior comment 4.  Please confirm to us that both paragraphs of your response represented the form of the future filing disclosure.  Also, see the first paragraph of your response.  Please clarify, if true, that the December 31, 2008 carrying value of $76,000 in two gas wells is reflected in the line item "Investments at cost" under the subheading "Other Investments" in Note 4 to the audited financial statements.

Response:

a.	We confirm it is our intention to include the form of the disclosure included in our response to your prior comment 4 in future filing disclosure.
b.	We also confirm that the $76,000 carrying value of our investment in two gas wells was included in the sub-heading "Investments at cost" in Note 4 to the audited financial statements.

Unrealized Gains (Losses) of Marketable Equity Securities, page 12
and
Interest Expense and Realized Gains from Sale of Investments, page 13

4.
We have reviewed your response to our prior comment 5.  To enhance an understanding of the narrative information being provided, we believe it useful in this situation to also disclose in a tabular format or in the narrative itself, the amounts involved, similar to the disclosure of amounts you have provided elsewhere under MD&A-Results of Operations.  Please revise.

Response:  We originally did not repeat the amounts in this section as they were already individually listed in the statements of operations.  Following are the amounts of other income (expense), including the restatement.

	2008	2007
Other income (expense):
Equity in earnings (losses) of investments	$(123,111)	$35,916
Realized gains from sale of investments	-	24,696
Unrealized gains (losses) of marketable equity securities	5,000	(43,000)
Interest expense	(20,486)	(10,933)
Interest income	-	3,629
Loss on sale of fixed asset	-	(713)
Other than temporary decline in available-for-sale securities	(1,150,025)	-
	$(1,288,622)	$9,595

Financial Statements

Note 4, Investments, page 31

5.	We have reviewed your response to our prior comment 11. Please confirm to us that your response represented the form of the future filing disclosure.

Response:  Our response to your prior comment 11 is intended to represent the form of the future filing disclosure.

Form 10-Q (Quarter Ended March 31, 2009)

Statements of Cash Flows, page 5

6.
We have reviewed your response to our prior comment 14 and note your proposed disclosures.  In addition, please consider revising the statements of cash flows line item "Increase (decrease) in deferred revenue" for the three months ended March 31, 2009 to reflect an increase in deferred revenue of $302,083, representing the net change in this liability during the period.

Response:  The primary purpose of the reconciliation of net earnings (loss) to net cash provided by (used in) operating activities is to remove non-cash items from net earnings (loss) and adjust other net changes in assets and liabilities to arrive at net cash provided by (used in) operating activities.  We accomplish this through two steps, 1) any noncash activity that affects only the balance sheet is eliminated from the net increase (decrease) in assets, liabilities and equity and 2) the remainder of the net changes which affect operations would be reflected as adjustments to reconcile net earnings (loss) from operations to net cash provided by (used in) operating activities.

In our case, we eliminated the noncash exchange of our management consulting contracts (deferred revenue of $375,000) and the assets received (investments of $375,000) as neither of these items is initially included in the statement of operations.  Accordingly, our position is that the only true increase (decrease) in deferred revenue that should be adjusted from net earnings (loss) to arrive at net cash provided by (used in) operating activities is the amortization during the quarter, which is also the amount of revenue recorded ($72,917).  The $375,000 exchange should be added to the non-cash investing and financing activities section of the cash flow statement.

Note 3, Investments, page 8

7.
We have reviewed your response to our prior comment 15.  In the amended filing, please disclose the names of these two cost method investments, your ownership percentage in each and the number of shares held at each balance sheet date.

Response:  We will include the additional disclosure in the amended filing.

8.	It appears that Remodel Auction Incorporated may now be listed on the pink sheets. If true, please disclose this fact in the filing.

Response:  We will include the information that Remodel Auction currently is listed under the symbol REMD.

9.
We have reviewed your response to our prior comment 16.  It appears from your response that you believe that both of your available-for-sale investments were impaired at December 31, 2008 and March 31, 2009, and that these impairments were other than temporary.  Further we have reviewed the financial statements presented in your Form 10-Q for June 30, 2009.  As the balance sheets in that filing no longer include a line item titled "Accumulated other comprehensive loss" it appears that you may intend to amend your fiscal 2008 Form 10-K and your Form 10-Q for March 31, 2009 to write the cost basis of each individual security down to fair value as of each of these dates.  It also appears that you consider these write-downs to constitute an error in previously issued financial statements (e.g. oversight or misuse of facts that existed at the time the financial statements were prepared).  If our understanding is correct, please confirm.  Also, an Item 4.02 Form 8-K would need to be filed immediately to report the non-reliance on previously issued financial statements.  We refer to both your Form 10-K for December 31, 2008 and your Form 10-Q for the quarter ended March 31, 2009.  Alternatively, please explain how our understanding is not correct.  Please advise as we may have further comment after review of your response.

Response:  We filed our Item 4.02 Form 8-K on September 1, 2009, filed an amended Item 4.02 Form 8-K/A on September 4, 2009, and anticipate filing the amended December 31, 2008 Form 10-K/A and the amended March 31, 2009 Form 10-Q/A by September 9, 2009.

10.
As a related matter, the amount and timing of any write-downs that you propose to record should be consistent with the guidance set forth in FASB Staff Position SFAS 115-1 and in Topic 5-M of the Staff Accounting Bulletins.  It should also be consistent with your stated accounting policy, as described to the staff in your response to our prior comment 6.

Response:  We will follow the guidance set forth in FASB Staff Position SFAS 115-1 and in Topic 5-M of the Staff Accounting Bulletins and will also be consistent with our stated accounting policy, as described to the staff in our response to your prior comment 6.

Management's Discussion and Analysis

11.	We have reviewed your response to our prior comments 19 and 20. Please confirm that your responses will be reflected in the amended March 31, 2009 Quarterly Report on Form 10-Q.

Response:  The information in our responses to your prior comments 19 and 20 was not known until after the original Form 10-Q was filed.  Accordingly, it appears inappropriate to include this information in the amended 10-Q/A.

12.
Refer to your response to our prior comment 19.  We assume that the new partner, to whom you sold half of your investment, is an unrelated third party.  That is, we assume that you did not sell your interest to a related party or affiliate and/or to any of the other investors in the $5 million loan.  Please confirm supplementally or explain how our assumption is not correct.

Response:  The new partner is an unrelated third party and not one of the original investors in the $5 million loan.

Controls and Procedures, page 15

13.
We have reviewed your response to our prior comments 12 and 21.  The amended December 31, 2008 Annual Report on Form 10-K should include an evaluation of your 'disclosure controls and procedures' pursuant to Item 307 of Regulation S-K.  We note from your response to prior comment 12 that you will comply with this disclosure requirement.  Please note that as your 'internal control over financial reporting' had been considered 'not effective' as of this period, it is assumed that the conclusion on the effectiveness of your 'disclosure controls and procedures' would also be considered 'not effective.'

Response:  We plan to revise our disclosure in Item 9A to the following at December 31, 2008.

Item 9A(T).                                CONTROLS AND PROCEDURES

Evaluation of disclosure controls and procedures (restated)

In our Annual Report on Form 10-K for the year ended December 31, 2008, originally filed on March 6, 2009, our management, with the participation of our Chief Executive Officer and Chief Financial Officer, concluded that our disclosure controls and procedures (as defined in Rules 13a-15(e) to the Securities Exchange Act of 1934, as amended (the "Exchange Act")) were effective as of December 31, 2009, except for a lack of segregation of duties.  In connection with our decision to restate our Annual Report on Form 10-K for the year ended December 31, 2008, our management, including our Chief Executive Officer and Chief Financial Officer, performed a reevaluation and concluded that our disclosure controls and procedures were not effective as of December 31, 2008 as a result of the additional material weaknesses in our internal control over financial reporting as discussed below.

Under the PCAOB standards, a significant deficiency is a control deficiency, or combination of control deficiencies, that , in the Company's judgment, would adversely affect the ability to initiate, authorize, record, process, or report external financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the annual or interim financial statements that is more than inconsequential will not be prevented or detected.  A material weakness is a significant deficiency, or combination of significant deficiencies, that, in our judgment, results in more than a remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected.

The material weaknesses identified were:
•
Due to the limited number of accounting employees, the Company is unable to segregate all noncompatible duties, which would prevent one person from having significant control over the initiation, authorization and recording of transactions.  This condition is characteristic of all companies except those with large numbers of accounting personnel.  A mitigating control is the personal involvement of the members of the Board of Directors in the analysis and review of internal financial data, as well as the consultant retained by the Company to serve the functions of a controller for assistance and preparation of financial reporting.

•
An effective Audit Committee is an integral part to the integrity of the Company's financial reporting.  The responsibilities of the Audit Committee should be detailed in the Committee's charter and provided to its members.  These responsibilities should, at a minimum, require inquiry and awareness of current Company transactions, analysis of interim and annual financial data and review of minutes of the Board of Directors.  The Audit Committee's oversight and periodic investigation can serve as a mitigating control to the lack of segregation of duties inherent to companies with a limited number of personnel.  The current practices of the Company's Audit Committee do not fulfill these criteria.

•
We did not maintain effective control over the application, monitoring and reporting of the appropriate accounting policies related to available-for-sale securities.  Specifically, we did not take into account the other than temporary impairment of available-for-sale securities and did not record the other than temporary impairment as a realized loss rather than as a component of other comprehensive loss in stockholders' equity.

Our management has discussed these material weaknesses with our board of directors and has commenced the following remediation efforts to ensure that the significant deficiencies are mitigated.  The board of directors has reviewed the lack of segregation of duties issue and has determined it is not practical to add personnel merely to allow for segregation of noncompatible duties.  The Company already retains a third party consultant who acts as controller for the Company, who has no check signing authority and no access to assets, to oversee its reporting responsibilities.  In addition, as discussed below, the Company plans on expanding the duties of its Audit Committee, which will also further mitigate any perceived weakness due to a lack of segregation of duties.

The board of directors is updating the Audit Committee procedures and responsibilities and will require active participation from the Audit Committee.  This is expected to be completed before the end of 2009.

Management of the Company is working with its consultants to implement procedures to reduce the likely-hood of a reoccurrence of the miss-application of accounting procedures.

Under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, we conducted an evaluation of our disclosure controls and procedures, as such term is defined under Rule 13a-15(e) and Rule 15d-15(e) promulgated under the Securities Exchange Act of 1934, as amended (Exchange Act), as of December 31, 2008.  Based on the information set forth above, our management has determined that, as of the date of this report, we do not have effective disclosure controls and procedures.

Management's report on internal control over financial reporting

Management of the Company is responsible for establishing and maintaining effective internal control over financial reporting, as defined in Rule 13a-15(f) under the Exchange Act.  The Company's internal control over financial reporting is designed to provide reasonable assurance to the Company's management and Board of Directors regarding the preparation and fair presentation of published financial statements in accordance with the United States' generally accepted accounting principles (US GAAP), including those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and disposition of the assets of the Company, (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with US GAAP and that receipts and expenditures are being made only in accordance with authorizations of management and directors of the Company, and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements.  Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

Under the supervision and with the participation of our management, including our chief executive officer and our chief financial officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework established by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) as set forth in its Internal Control - Integrated Framework.  Based on our evaluation under the framework in Internal Control - Integrated Framework, and including the material weaknesses discussed above, our management has concluded that our internal control over financial reporting was not effective as of December 31, 2008.

This annual report does not include an audit or attestation report of our registered public accounting firm regarding our internal control over financial reporting.  Our management's report was not subject to audit or attestation by our registered public accounting firm pursuant to temporary rules of the SEC that permit us to provide only management's report in this annual report.

There have been no significant changes in internal controls or in other factors that could significantly affect these controls during the quarter ended December 31, 2008, including any corrective actions with regard to significant deficiencies and material weaknesses.

14.
Further, the conclusion reached should be provided by both the Chief Executive Officer and Chief Financial Officer, which we note to be the same individual.  Your current disclosure in the March 31, 2009 and June 30, 2009 Quarterly Reports on Forms 10-Q only reference the conclusion by the Chief Executive Officer.  In the respective disclosures to be included in the amended December 31, 2008 Form 10-K, as well as in the amendments to the March 31, 2009 and June 30, 2009 Forms 10-Q, please clarify that your Chief Executive Officer and Chief Financial Officer concluded that your 'disclosure controls and procedures' were either 'not effective' or 'effective,' as appropriate.

Response:  It had been our understanding that since it was the same person, repeating both would not be necessary.  We will make the change as you requested.

15.
We note from your response to our prior comment 21 that there have not been "...any corrective actions with regard to significant deficiencies and material weaknesses" and that you believe"  ...that lack of segregation of duties noted at December 31, 2008 continues to be a material weakness."  As such, it is unclear how you have concluded that your 'disclosure controls and procedures' are 'effective' at March 31, 2009 and also at June 30, 2009.  Please advise.  It is further unclear from your response whether the material weaknesses (please separately describe each material weakness, if other than lack of segregation of duties) have been resolved via the steps you have implemented, such as the hiring of an internal accountant...and the use of a third-party to review your financial information.  Finally, please explain how your conclusions are consistent with your responses to our prior comments 13 and 16.  Please advise and revise your proposed disclosures accordingly.

Response:  After further review, we would revise our Item 4T disclosure to the following at March 31, 2009.  The June 30, 2009 disclosure would also be revised to be consistent with the March 31, 2009 disclosure, as no changes have yet been made.

Item 4T.                      CONTROLS AND PROCEDURES

Evaluation of disclosure controls and procedures (restated)

In our Quarterly Report on Form 10-Q for the quarter ended March 31, 2009, originally filed on May 5, 2009, our management, with the participation of our Chief Executive Officer and Chief Financial Officer, concluded that our disclosure controls and procedures (as defined in Rules 13a-15(e) to the Securities Exchange Act of 1934, as amended (the "Exchange Act")) were effective as of March 31, 2009.  In connection with our decision to restate our Quarterly Report on Form 10-Q for the quarter ended March 31, 2009, our management, including our Chief Executive Officer and Chief Financial Officer, performed a reevaluation and concluded that our disclosure controls and procedures were not effective as of December 31, 2008 as a result of the material weaknesses in our internal control over financial reporting as discussed below.

Under the PCAOB standards, a significant deficiency is a control deficiency, or combination of control deficiencies, that , in the Company's judgment, would adversely affect the ability to initiate, authorize, record, process, or report external financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the annual or interim financial statements that is more than inconsequential will not be prevented or detected.  A material weakness is a significant deficiency, or combination of significant deficiencies, that, in our judgment, results in more than a remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected.

The material weaknesses identified were:
•
Due to the limited number of accounting employees, the Company is unable to segregate all noncompatible duties, which would prevent one person from having significant control over the initiation, authorization and recording of transactions.  This condition is characteristic of all companies except those with large numbers of accounting personnel.  A mitigating control is the personal involvement of the members of the Board of Directors in the analysis and review of internal financial data, as well as the consultant retained by the Company to serve the functions of a controller for assistance and preparation of financial reporting.

•
An effective Audit Committee is an integral part to the integrity of the Company's financial reporting.  The responsibilities of the Audit Committee should be detailed in the Committee's charter and provided to its members.  These responsibilities should, at a minimum, require inquiry and awareness of current Company transactions, analysis of interim and annual financial data and review of minutes of the Board of Directors.  The Audit Committee's oversight and periodic investigation can serve as a mitigating control to the lack of segregation of duties inherent to companies with a limited number of personnel.  The current practices of the Company's Audit Committee do not fulfill these criteria.

•
We did not maintain effective control over the application, monitoring and reporting of the appropriate accounting policies related to available-for-sale securities.  Specifically, we did not take into account the other than temporary impairment of available-for-sale securities and did not record the other than temporary impairment as a realized loss rather than as a component of other comprehensive loss in stockholders' equity.

•
We did not maintain effective control over the application, monitoring and reporting of the appropriate accounting policies related to deferred acquisition costs.  Specifically, we did not take into account paragraph 59 of SFAS 141(R) which became effective on January 1, 2009 and provides that acquisition related costs shall be expensed in the period in which they are incurred.

Our management has discussed these material weaknesses with our board of directors and has commenced the following remediation efforts to ensure that the significant deficiencies are mitigated.  The board of directors has reviewed the lack of segregation of duties issue and has determined it is not practical to add personnel merely to allow for segregation of noncompatible duties.  The Company already retains a third party consultant who acts as controller for the Company, who has no check signing authority and no access to assets, to oversee its reporting responsibilities.  In addition, as discussed below, the Company plans on expanding the duties of its Audit Committee, which will also further mitigate any perceived weakness due to a lack of segregation of duties.

The board of directors is updating the Audit Committee procedures and responsibilities and will require active participation from the Audit Committee.  This is expected to be completed before the end of 2009.

Management of the Company is working with its consultants to implement procedures to reduce the likely-hood of a reoccurrence of the miss-application of accounting procedures.

Under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, we conducted an evaluation of our disclosure controls and procedures, as such term is defined under Rule 13a-15(e) and Rule 15d-15(e) promulgated under the Securities Exchange Act of 1934, as amended (Exchange Act), as of March 31, 2009.  Based on the information set forth above, our management has determined that, as of the date of this report, we do not have effective disclosure controls and procedures.

Changes in internal control over financial reporting

There have been no significant changes in internal controls or in other factors that could significantly affect these controls during the quarter ended March 31, 2009, including any corrective actions with regard to significant deficiencies and material weaknesses.

Form 10-Q (Quarter Ended June 30, 2009)

Note 3, Investments, page 11

16.
You state that you exchanged your oil and gas property investments for 700,000 shares of NAEY.  Please tell us how you accounted for the difference between the book value of the original investment and the $126,000 fair value of NAEY and provide support for your accounting, including your basis in GAAP.  In this regard, we note the reference to a realized gain from "sales" of investments in your statement of operations.  Please also tell us the date of the exchange.

Response:  On June 9, 2009, we exchanged our investment in two gas wells for 700,000 shares of NAEY, which would be considered a nonmonetary exchange pursuant to APB Opinion 29, "Accounting for Nonmonetary Transactions" and FAS 153, "Exchange of Nonmonetary Assets."  Additionally, FAS 157, "Fair Value Measurements" amended paragraph 18 of APB 29 which provides in part - "The Board concludes that in general accounting for nonmonetary transactions should be based on the fair values of the assets (or services) involved which is the same basis as that used in monetary transactions.  Thus, the cost of a nonmonetary asset acquired in exchange for another nonmonetary asset is the fair value of the asset surrendered to obtain it, and a gain or loss should be recognized on the exchange."

The fair value of the 700,000 NAEY shares on the date of the exchange was $126,000, based on the closing price of the stock on that date.  Accordingly, a gain of $50,000 was recognized on the exchange and included in earnings during the quarter.  (The basis in the properties had been impaired to a value of $76,000 based on cash flow estimates from the wells at December 31, 2008).  This transaction also meets the commercial substance test of FAS 153 in that future cash flows are expected to be substantially higher than the future cash flows estimated for the two gas wells.  In addition, the Company expects to begin sales of the NAYE shares during the fourth quarter of 2009, thus accelerating the receipt of cash from the transaction.

17.
We note that you have classified this single investment as a trading security.  Please explain your intentions with respect to this investment and explain how you intend to classify any related cash flows in the cash flow statement and why.

Response:  FAS 115, "Accounting for Certain Investments in Debt and Equity Securities," defines trading securities in paragraph 12a - "Securities that are bought and held principally for the purpose of selling them in the near term...  We are currently evaluating the market for the NAEY shares and expect to begin selling them during the fourth quarter to assist in funding the operations of the Company.

Paragraph 18 of FAS 115 provides in part - "Cash flows from purchases, sales, and maturities of trading securities shall be classified based on the nature and purpose for which the securities were acquired."

We acquired the securities primarily to convert a long-term illiquid asset into an asset we could convert to cash within a relatively short time to provide working capital to support operations.  We plan to include cash flows from sales in operating activities on the statement of cash flows.

18.
Refer to your investment in Lifestyle Innovations, Inc.  Please tell us when and how you acquired this investment.  Indicate whether this investment is designated "LFSI" for trading purposes and, if it is, explain why it is described as not having any significant operations at this time.  Tell us the number of shares and the percentage of ownership interest held at each balance sheet date.  Provide objectively verifiable support for its valuation at June 30, 2009.  Please provide similar information for Bouncing Brain Productions.  We may have further comments.

Response:

Lifestyle Innovations, Inc.
a.	We acquired the investment in Lifestyle Innovation, Inc. debt on May 31, 2006 with cash in the amount of $100,000 for debt with a face value of $1,177,395.
b.	Lifestyle Innovations, Inc. traded under symbol "LFSI" but has only had a deminimus amount of income from a royalty in the last three years and is not a reporting company.
c.	The debt was converted into a note with interest at 12% on July 1, 2008. We own approximately 28% of the debt in Lifestyle Innovations, Inc. at each of the balance sheet dates.
d.
The company has a value of approximately $400,000 as a shell, based on estimates provided by an attorney knowledgeable in the area.  Accordingly, the valuation of $100,000 would not require impairment at this time.

Edison Nation, LLC (Formerly Bouncing Brain Productions, LLC
a.	We acquired an investment in EE Investors, LLC on January 26, 2006 with cash in the amount of $250,000.
b.	We own 1,205 units (3.378%) in EE Investors, LLC, whose sole asset is 40% of Edison Nation, LLC. Accordingly, our ownership of Edison Nation LLC is approximately 1.351%.
c.
Edison Nation was formed to provide equity capital for new inventions and help bring them to market.  The initial business plan included developing the products and working with manufacturers and marketing organizations to sell the products.  This has evolved into a less hands-on program which involves selling products with patents to other larger companies and retaining royalties.  Edison Nation is not at cash flow break-even yet, but has also developed a number of companies for which they do product searches.

d.
The managing member of EE Investors, LLC is in current discussions with another company that would acquire up to 50% of the ownership of EE Investors.  This would allow the initial investors to get all of their money back while retaining a smaller interest on a go-forward basis.  Based on this, there is no impairment of the current investment.

19.	We may have additional comments upon this document upon review of the revised Form 10-K for fiscal 2008 and the revised Form 10-Q for March 31, 2009.

Response:  Noted.

The Company is aware and acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

Michael D. Pruitt
Chief Executive Officer and Chief Financial Officer

Cc  Creason & Associates, P.L.L.C.